Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

21 February 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

dlw 3/13

Enc.

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 February 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

In accordance with the ASX Listing Rules 4.2A, the following information in respect of the half year ended 31 December 2007 is transmitted for lodgement:

1. Media Release;

2. Half Year Report (Appendix 4D); and

3. Directors' Report and Financial Report.

The Directors have declared an interim dividend of 47 cents per share fully franked at the company tax rate of 30% to be paid on 9 April 2008.

The dividend record date for the purpose of entitlement to the interim dividend will be 3 March 2008. The ex-dividend date is 26 February 2008.

The Directors decided to continue the operation of the Company's Dividend Reinvestment Plan (DRP) for the interim dividend. To participate in the DRP at the interim dividend, DRP elections must be received by Tabcorp's share registry (Link Market Services Limited) by the end of the record date. The price at which shares are issued under the DRP is the daily volume weighted average market price of Tabcorp shares sold in the ordinary course of trading on the Australian Securities Exchange over a period of ten business days beginning on the second business day after the dividend record date. Currently, there is no discount applicable on the price of shares issued under the DRP. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

The information contained in this announcement should be read in conjunction with Tabcorp's most recent annual financial report.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Tabcorp
the bigger better game

21 February 2008

Tabcorp half year results

Tabcorp Holdings Limited today announced a normalised net profit after tax (before non-recurring items) of $261.9 million, down 3.1 per cent, for the half year to 31 December 2007. Normalised earnings per share were down 3.1 per cent to 49.9 cents.

The reported net profit after tax was $273.4 million, up 22 per cent on the previous period. Reported earnings take into account non-recurring items, as well as the actual win rate in the International Rebate Business of the Casinos Division[1].

Normalised net operating revenue was $1,985.1 million, down 0.3 per cent. Revenue performance was impacted by the outbreak of Equine Influenza and smoking bans in New South Wales. Offsetting these external factors was a strong revenue performance of the Gaming Division.

Reported expenses were down 0.7 per cent, driven by the group's expense management programs, the sale of the international business and the absence of operational surprises, which negatively impacted on the results in the previous period.

Tabcorp declared a half year dividend of 47 cents per share which will be fully franked and payable on 9 April 2008 to shareholders registered on the books at 3 March 2008.

Chairman John Story said: "This is a good outcome for the company. Management met our immediate objective of addressing the operational performance of each of the lines of business. Given the impact of external factors, revenue performance was satisfactory. Particularly pleasing were the control of operational expenditure and the absence of the cost surprises and non-recurring items that have characterised recent results. This result confirms that operationally we are on track, with further work still to be done."

Chief Executive Officer Elmer Funke Kupper said: "Our strategy to contain costs and improve the delivery of products and services to customers is starting to show benefits. In the first half, the bottom line was impacted by Equine Influenza, and we expect that wagering turnover will gradually recover now that racing has resumed in all states."

In the six months to 31 December 2007, each of Tabcorp's three divisions recorded improved cost control while revenue performance was mixed. Measured in normalised Earnings Before Interest and Tax (EBIT) the results were:

- Casinos: EBIT $190.0 million, up 0.4 per cent. The three Queensland casinos recovered from last year's smoking bans with Electronic Gaming Machine (EGM) revenue up 7.3 per cent and main gaming floor revenue up 6.9 per cent. At Star City, EGM revenue declined 9.7 per cent as a result of smoking bans. In the premium business, the casinos grew domestic Private Gaming Room revenue by 7.9 per cent, assisted by higher win rates. The International Rebate Business recorded lower turnover, driven by the absence of a small number of large players during the half.

1 The win rates in the International Rebate Business can fluctuate from period to period, both up and down. They are 'normalised' at the theoretical win rate level to give insight into the underlying performance of the business.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 7639
www.tabcorp.com.au

During the first half, Tabcorp announced that it had reached in-principle agreement with the New South Wales Government to extend Star City's exclusivity rights for a further 12 years and provide a number of product concessions. Tabcorp confirmed that the agreement would support a substantial investment in the redevelopment and expansion of Star City. The plans for the redevelopment will be finalised in the coming months.

- Wagering: EBIT $130.8 million, down 8.9 per cent. Wagering performed well considering the impact of Equine Influenza, which reduced divisional turnover by $327 million and EBIT by $16 million compared to the previous period. The division significantly improved its operational and customer service performance, especially during the Spring Racing Carnival period. Sportsbetting continues to perform well, with turnover up 16 per cent for the period.

- Gaming: EBIT $138.7 million, up 1.6 per cent. The division recorded a strong performance following the transition to a 100 per cent smoke-free indoor environment in Victoria and an increase in the EGM levy by $6.7 million for the half year. Operating revenue increased by 6.3 per cent and market share in Victoria improved by 0.6 per cent to 51.5 per cent.

Tabcorp outlook

Tabcorp confirmed that the impact of Equine Influenza would be largely contained to the first half. Mr Funke Kupper said: "The racing industries and governments in both Victoria and New South Wales have dealt with the EI outbreak effectively, allowing racing to resume earlier than we initially thought possible. We therefore expect that the impact of EI in the second half will be modest."

Tabcorp's priorities for the next 12 months remain unchanged. Mr Funke Kupper said: "We will concentrate on the performance of our core operations and at the same time increase investment in these businesses to support future revenue growth. This will include the redevelopment of Star City Casino, the expansion of Keno in New South Wales and continued investment in our Wagering retail network."

Mr Funke Kupper said that the general economic environment is more likely to provide tougher trading conditions going forward. "There is a slowdown under way in the US economy and there is a prospect of further interest rate rises in Australia. So far, we have not seen a significant impact on the Australian consumer, but it is something we monitor closely. Tabcorp will benefit from the recovery from smoking bans and Equine Influenza during the 2009 financial year."

Tabcorp expects that the Victorian government will make announcements in the coming months on the industry structures of both Gaming and Wagering post 2012. The re-licensing process is expected to follow these announcements.

For more information:

Financial analysts:	Matt Bekier, Chief Financial Officer, 03 9868 2195
Media:	Bruce Tobin, Group GM Corporate Affairs, 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

Tabcorp half year results to 31 December 2007

• Normalised and before non-recurring items	
– Net operating revenue	$1,985.1 million, down 0.3%
– Earnings Before Interest and Tax (EBIT)	$461.5 million, down 1.0%
– Net profit after tax	$261.9 million, down 3.1%
– Earnings per share (EPS)	49.9 cents, down 3.1%
• Reported	
– Net operating revenue	$2,003.5 million, up 1.8%
– Net profit after tax	$273.4 million, up 22.0%
– Earnings per share (EPS)	52.1 cents, up 22.0%
• Dividend per share, fully franked	
– Half year dividend	47 cents
– Payout Ratio, normalised	94%
• Segment EBIT, normalised and before non-recurring items:	
– Casinos:	$190.0 million, up 0.4%
– Wagering:	$130.8 million, down 8.9%
– Gaming:	$138.7 million, up 1.6%

Stakeholder benefits

• Taxes on gambling paid by Tabcorp businesses, including the gaming machine levy	$652.4 million, up 2.2%
• Income generated for VIC and NSW racing	$262.8 million, down 3.2%
• Contribution to State community benefit funds	$45.8 million, up 4.5%

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp
the bigger better game

* * * * * * *

$m	6 months to 31 Dec 2007[1]	6 months to 31 Dec 2006[1]	Change
Net operating revenue			
Casinos normalised	670.5	666.5	0.6%
Impact of above/(below) theoretical	18.4	(22.4)	NA
Casinos	688.9	644.1	7.0%
Wagering	732.8	776.5	(5.6)%
Gaming	584.4	549.9	6.3%
EBIT			
Casinos normalised	190.0	189.3	0.4%
Impact of above/(below) theoretical	16.5	(20.1)	NA
Casinos	206.5	169.2	22.1%
Wagering	130.8	143.6	(8.9)%
Gaming	138.7	136.5	1.6%

Notes:
1. Excludes non-recurring items

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Rule 4.2A.3

Appendix 4D
Half year report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	66 063 780 709

1. Reporting periods

half year ended ('current period')	half year ended ('previous corresponding period')
31 December 2007	31 December 2006

2. Results for announcement to the market

$A'm

	Current period	Previous corresponding period	% Change Increase/(decrease)	Amount ($) Increase/(decrease)
Key Information				
Revenues from ordinary activities	2,026.2	1,991.2	1.8%	35.0
Profit from ordinary activities after tax attributable to members	273.4	224.1	22.0%	49.3
Net profit (loss) for the period attributable to members	273.4	224.1	22.0%	49.3

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Final dividend	Record Date Paid	03-Sep-07 08-Oct-07	47.0 ¢	47.0 ¢
Interim dividend	Record Date Payable	03-Mar-08 09-Apr-08	47.0 ¢	47.0 ¢

Supplementary comments

Commentary in respect of the results is provided in the Directors' report, which forms part of the half year report ended 31 December 2007.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	(2.74)	(2.89)
Net tangible asset backing per ordinary share including licences ($)	(0.42)	(0.55)

4. Controlled entities

The following controlled entities were disposed of in the half year ended 31 December 2007:

Company name:	*Date divested:*
Tabcorp International Hong Kong Ltd	19 December 2007
Tabcorp LotSynergy Technology (Beijing) Co. Ltd	19 December 2007
Tabcorp Apollo Technologies Private Ltd	16 October 2007

5. Dividends

	Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $A'm
Final dividend:	08-Oct-07	47.0 ¢	47.0 ¢	0.00 ¢	246.7
Interim dividend:	09-Apr-08	47.0 ¢	47.0 ¢	0.00 ¢	246.7

6. Dividend reinvestment plans

The key terms of the Tabcorp dividend reinvestment plan (DRP) in operation are:
- Commencement date: April 2004.
- No discount is applicable to shares issued under the DRP.
- No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP.
- Shares issued to participant under the DRP will be acquired by on market over the 10 business days beginning on the second business day after the relevant dividend record date.

The last date for receipt of election notices for the dividend reinvestment plan	3 March 2008

7. Associates and joint ventures

The economic entity does not operate a joint venture entity but rather a joint venture operation. Refer to Note 1(d) of the financial statements for the year ended 30 June 2007.

8. Foreign entities

N/A

9. Audit Disputes

N/A

TABCORP HOLDINGS LIMITED
AND CONTROLLED ENTITIES

DIRECTORS' REPORT AND
FINANCIAL REPORT

FOR THE HALF YEAR ENDED
31 DECEMBER 2007

A.B.N. 66 063 780 709

ASX CODE: TAH

Contents

Tabcorp

Company directory

Directors

The Directors of Tabcorp Holdings Limited ("the Company") at the date of this report and at any time during the half year (except as otherwise stated) are:

Current:

John Story	Chairman and Non Executive Director (refer to section 6.6)
Elmer Funke Kupper	Managing Director and Chief Executive Officer (refer to section 6.7)
Anthony Hodgson AM	Deputy Chairman and Non Executive Director
Paula Dwyer	Non Executive Director
Zygmunt Switkowski	Non Executive Director

Pending:

Jane Hemstritch	Non Executive Director subject to the receipt of all necessary regulatory approvals
John O'Neill AO	Non Executive Director subject to the receipt of all necessary regulatory approvals

Former:

Michael Robinson AO	Retired as Chairman and Non Executive Director on 26 November 2007
Philip Satre	Retired as Non Executive Director on 26 November 2007

Company Secretary

Kerry Willcock

Registered office

5 Bowen Crescent
Melbourne, VIC 3004, Australia
Telephone: 03 9868 2100
Website: www.tabcorp.com.au

Share registry

Link Market Services Limited
Level 9, 333 Collins Street
Melbourne, VIC 3000, Australia
Telephone: 1300 665 661 (local call cost within Australia)
Telephone: 02 8280 7418
Website: www.linkmarketservices.com.au

Auditor

Ernst & Young

Corporate information

The Company is a company limited by shares that is incorporated and domiciled in Australia.

Stock exchange listings

The Company's shares are quoted on the Australian Securities Exchange under the code "TAH".

In the United States of America, the Company's shares are traded in the form of sponsored American Depositary Receipts (ADR).

Currency

References to currency are in Australian dollars unless otherwise stated.

Directors' report

The Directors of Tabcorp Holdings Limited submit their report for the consolidated entity comprising the Company and its controlled entities (collectively referred to as "the Tabcorp Group") in respect of the half year ended 31 December 2007.

1. Principal activities

The principal activities of the Tabcorp Group during the half year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The Tabcorp Group's principal activities remain unchanged from the previous financial year to 30 June 2007, except as disclosed elsewhere in this report.

2. Financial results

Consolidated profit after income tax of the Tabcorp Group for the half year was $273.4 million, which was 22.0% above the previous corresponding half year.

Earnings before interest and tax (EBIT) was $478.0 million, which was 19.4% above the previous corresponding half year.

Net operating revenue was $2,003.5 million, which was 1.8% above the previous corresponding half year.

3. Earnings per share

Basic earnings per share for the period were 52.1 cents, up 22.0% on the previous corresponding period.

Diluted earnings per share for the period were 52.0 cents, up 22.0% on the previous corresponding period.

4. Dividends

An interim dividend of 47 cents per ordinary share has been declared, which is the same as the previous interim and final dividends. The dividend will be fully franked and payable on 9 April 2008 to shareholders registered at 3 March 2008.

The following dividends (including any special dividends) have been paid, declared or recommended by the Company since the end of the previous corresponding period:

	$m
2008 interim dividend Interim fully franked dividend for 2008 of 47 cents per share on ordinary shares as declared by the Directors on 21 February 2008 with a record date of 3 March 2008 and payable on 9 April 2008.	246.7
2007 final dividend Final fully franked dividend for 2007 of 47 cents per share on ordinary shares as declared by the Directors on 23 August 2007 with a record date of 3 September 2007 and paid on 8 October 2007.	246.7
2007 interim dividend Interim fully franked dividend for 2007 of 47 cents per share on ordinary shares as declared by the Directors on 21 February 2007 with a record date of 5 March 2007 and paid on 11 April 2007.	246.8

Further information regarding dividends may be found in note 3 of the financial statements.

5. Review of operations

The Tabcorp Group divisional structure comprises the following three divisions:

- Casinos;
- Wagering; and
- Gaming.

The activities and results for these divisions are discussed below.

In addition to these three divisions, the Tabcorp Group operated a Keno joint venture in China until its sale to Tabcorp's joint venture partner in December 2007. Refer to section 6.5 for further information.

5.1. Casinos division

The Tabcorp Group operates four hotel and casino properties: Star City in Sydney; Conrad Jupiters on the Gold Coast; Conrad Treasury in Brisbane; and Jupiters Townsville. In addition, the Tabcorp Group manages the Gold Coast Convention and Exhibition Centre, and has an interest in and manages the Townsville Entertainment and Convention Centre.

The Casinos division achieved EBIT of $206.5 million, which was 32.4% above the previous corresponding half year. The division's operating revenue increased by 6.9% to $686.2 million.

5.2. Wagering division

The Tabcorp Group conducts wagering activities throughout Victoria and New South Wales in a network of agencies, hotels and clubs, and provides on course totalizators at thoroughbred, harness and greyhound metropolitan and country race meetings.

In addition, totalizator and fixed odds betting is offered on sporting events.

The Tabcorp Group also has specialist television and radio operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international broadcasting services.

The Wagering division achieved EBIT of $130.8 million, which was 7.7% above the previous corresponding half year. The division's operating revenue decreased by 5.5% to $732.8 million.

5.3. Gaming division

In Victoria, the Tabcorp Group owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement. In addition, the Tabcorp Group operates Keno in New South Wales and Queensland.

The Gaming division achieved EBIT of $138.7 million, which was 9.6% above the previous corresponding half year. The division's operating revenue increased by 6.3% to $584.4 million.

6. Significant changes in the state of affairs

The following events, which may be considered to be significant changes in the state of affairs of the Tabcorp Group, have occurred since the commencement of the half year.

6.1. Star City casino duty and other arrangements

On 30 October 2007, Tabcorp entered into an in-principle agreement with the New South Wales Government to review Star City's regulatory regime, provide for greater flexibility in the delivery of product and allow Star City to effectively enjoy exclusivity for a further 12 years.

Under the agreement, Star City will move to a new indexed tax regime based on the combined revenue from table games and slot machines, and pay the New South Wales Government $100.0 million in two equal tranches (expected in 2007/08 and in 2008/09). The new tax structure will be phased in gradually over five years from 1 July 2008.

The range of benefits provided will make Star City a more attractive casino destination and will allow Tabcorp to proceed with plans for a substantial investment in Star City to make it one of the State's premier tourist destinations and a top entertainment venue in Australia.

6.2. Equine Influenza

Wagering has been adversely affected by the Equine Influenza outbreak, which started late August 2007. In the first half of the financial year, this led to a reduction in Wagering turnover of $327 million and EBIT of $16 million compared to the same period last year. From 1 December 2007, racing resumed in all states, leading to a gradual recovery in turnover. Tabcorp estimates the full year impact of Equine Influenza to be in the order of $20 million EBIT.

6.3. Smoking bans

From 1 July 2007, both Victoria and New South Wales moved to a 100% smoke free indoor environment. This affected our Casino, Wagering and Gaming businesses in the two states. Our Gaming division was able to mitigate the impact of smoking bans by working with its venue partners to implement outdoor smoking solutions. Tabcorp's Star City Casino in Sydney experienced an impact from smoking bans, with EGM revenues down $10.3 million or 9.7%.

6.4. Victorian gaming levy

Effective 1 July 2007, the Victorian Government increased the annual levy on Victorian EGMs from $3,033 to $4,333 per EGM. This increases the taxes paid by Tabcorp on its 13,750 EGMs, which is worth an additional $17.9 million a year to the Victorian Government.

6.5. Sale of interest in China Keno

The Tabcorp Group sold its 67% interest in the China Keno business on 19 December 2007 to joint venture partner China Lot Synergy for $15.0 million. The sale enabled the Tabcorp Group to achieve a clean exit from the China Keno business without any impact on its bottom line. This decision is consistent with the Tabcorp Group's focus on improving the performance and growth of its Australian casino, wagering and gaming businesses.

6.6. Changes to the Board of Directors

A number of changes have occurred to the composition of the Board during the half year.

John Story became Chairman of the Tabcorp Group following Michael Robinson's retirement as Chairman and Non Executive Director at Tabcorp's Annual General Meeting on 26 November 2007.

Philip Satre also retired as a Non Executive Director at the conclusion of the Company's Annual General Meeting on 26 November 2007.

Jane Hemstritch and John O'Neill have been appointed as Non Executive Directors, subject to the receipt of all necessary regulatory approvals.

Tabcorp

6.7. Appointment of Managing Director and Chief Executive Officer

Elmer Funke Kupper commenced as the Company's Managing Director on 6 September 2007, following the receipt of all necessary regulatory approvals. Mr Funke Kupper had already been appointed as Chief Executive Officer on 13 July 2007.

6.8. Other significant changes in the state of affairs

There were no significant changes in the state of affairs of the Tabcorp Group that occurred during the half year other than as set out in this Directors' report.

7. Rounding of amounts

Tabcorp Holdings Limited is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the financial report and the Directors' report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

8. Auditor's independence declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the review for the half year ended 31 December 2007. This auditor's independence declaration forms part of this Directors' report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our review of the financial report of Tabcorp Holdings Limited for the half year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Tim Wallace
Partner
21 February 2008

This report has been signed in accordance with a resolution of the Directors.

John Story
Chairman

Melbourne
21 February 2008

Condensed income statement

For the half year ended 31 December 2007

Tabcorp

	Consolidated	
	December 2007 $m	December 2006 $m
Total operating revenues	**2,003.5**	1,968.3
Other revenues	**22.7**	22.9
Revenue	**2,026.2**	1,991.2
Other income	**1.5**	0.4
Government taxes and levies	**(545.4)**	(536.1)
Commissions and fees	**(420.2)**	(429.4)
Employment costs	**(279.4)**	(306.9)
Depreciation and amortisation	**(71.7)**	(72.1)
Property costs	**(39.8)**	(38.8)
Advertising and promotions	**(43.6)**	(44.0)
Finance costs	**(86.4)**	(84.7)
Other expenses	**(145.3)**	(159.7)
Profit before income tax expense	**395.9**	319.9
Income tax expense	**(122.9)**	(96.1)
Net profit after tax	**273.0**	223.8
Net loss attributable to minority interest	**0.4**	0.3
Net profit attributable to members of the parent entity	**273.4**	224.1
Basic earnings per share (cents per share)	**52.1**	42.7
Diluted earnings per share (cents per share)	**52.0**	42.6

The above condensed income statement should be read in conjunction with the accompanying notes.

Condensed balance sheet

As at 31 December 2007

Tabcorp

	Note	Consolidated December 2007 $m	Consolidated June 2007 $m
Current assets			
Cash and cash equivalents		**231.3**	202.2
Receivables		**41.6**	31.6
Inventories		**16.3**	15.1
Other		**28.6**	18.7
Assets held for sale		**-**	15.1
Total current assets		**317.8**	282.7
Non current assets			
Property, plant and equipment		**1,464.4**	1,461.8
Licences		**1,216.2**	1,220.8
Other intangible assets		**3,675.4**	3,680.7
Derivative financial instruments		**88.9**	66.8
Other		**13.5**	13.7
Total non current assets		**6,458.4**	6,443.8
TOTAL ASSETS		**6,776.2**	6,726.5
Current liabilities			
Payables		**347.9**	379.8
Interest bearing liabilities		**180.0**	390.0
Current tax liabilities		**50.7**	13.2
Provisions		**110.4**	114.7
Other		**2.7**	2.6
Liabilities held for sale		**-**	4.6
Total current liabilities		**691.7**	904.9
Non current liabilities			
Interest bearing liabilities		**2,161.1**	1,950.6
Deferred tax liabilities		**304.8**	271.7
Provisions		**31.4**	45.3
Derivative financial instruments		**131.3**	167.3
Other		**2.0**	2.5
Total non current liabilities		**2,630.6**	2,437.4
TOTAL LIABILITIES		**3,322.3**	3,342.3
NET ASSETS		**3,453.9**	3,384.2
Equity			
Issued capital	4	**3,192.4**	3,192.3
Retained earnings		**195.3**	168.6
Reserves		**66.2**	15.2
Parent interests		**3,453.9**	3,376.1
Minority interests		**-**	8.1
TOTAL EQUITY		**3,453.9**	3,384.2

The above condensed balance sheet should be read in conjunction with the accompanying notes.

Condensed cash flow statement

For the half year ended 31 December 2007

Tabcorp

	Consolidated	
	December 2007 $m	December 2006 $m
Cash flows from operating activities		
Net cash receipts in the course of operations	**2,073.0**	2,051.9
Payments to suppliers, service providers and employees	**(1,090.4)**	(1,053.8)
Payment of government levies, betting taxes and GST	**(512.4)**	(496.6)
Interest received	**4.3**	4.2
Finance costs paid	**(83.5)**	(82.8)
Income tax paid	**(73.4)**	(117.6)
Net cash flows from operating activities	**317.6**	305.3
Cash flows from investing activities		
Payment for property, plant and equipment and intangibles	**(76.8)**	(85.7)
Proceeds from sale of controlled entity (net of cash disposed)	**14.2**	-
Proceeds from sale of property, plant and equipment and intangibles	**0.8**	0.7
Net cash flows from investing activities	**(61.8)**	(85.0)
Cash flows from financing activities		
Net proceeds from borrowings	**16.0**	22.0
Dividends paid	**(186.6)**	(178.8)
On-market share purchases for dividend reinvestment plan	**(60.1)**	(57.4)
Payment for on-market share buy back	**(4.0)**	(4.9)
Proceeds from exercise of options	**2.2**	2.7
Repayment of employee share loans	**0.7**	7.4
Net cash flows from financing activities	**(231.8)**	(209.0)
Net increase in cash held	**24.0**	11.3
Cash at the beginning of the period	**207.3**	206.6
Cash at the end of the period	**231.3**	217.9

The above condensed cash flow statement should be read in conjunction with the accompanying notes.

Condensed statement of recognised income and expense

For the half year ended 31 December 2007

Tabcorp

	Consolidated	
	December 2007 $m	December 2006 $m
Change in fair value of cash flow hedges	**72.1**	43.1
Income tax expense on items taken directly to equity	**(21.6)**	(13.0)
Net income recognised directly in equity	**50.5**	30.1
Net profit after tax	**273.0**	223.8
Total recognised income and expense for the period	**323.5**	253.9
Attributable to:		
Members of the parent entity	**323.9**	254.2
Minority interest	**(0.4)**	(0.3)
	323.5	253.9

The above condensed statement of recognised income and expense should be read in conjunction with the accompanying notes.

1. Significant accounting policies

Tabcorp Holdings Limited ('the Company') is a company domiciled in Australia. The condensed consolidated interim financial report of the Company for the six months ended 31 December 2007 comprise the Company and its subsidiaries (collectively referred to as 'the Group') and the Group's interest in joint ventures.

The condensed consolidated interim financial report was authorised for issue by the directors on 21 February 2008.

(a) Statement of compliance

This general purpose condensed financial report for the half year ended 31 December 2007 has been prepared in accordance with AASB134 'Interim Financial Reporting' and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies used are consistent with those applied in the 30 June 2007 financial report.

(b) Basis of preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments and pension assets that have been measured at fair value. The carrying value of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged. Non current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

2. Revenue and expenses

Reorganisation costs
Reorganisation costs of $36.6m were recognised in the prior period, $26.4m of which were included in employee costs.

3. Dividends

	Consolidated	
	December 2007 $m	December 2006 $m
Dividends declared and paid during the half year on ordinary shares		
Final dividend for 2007 of 47.0 cents (2006: 45.0 cents)	**246.7**	236.2
Dividends declared after balance date		
Since the end of the half year, the directors declared the following dividend: Interim - 47.0 cents per share (2007: 47.0 cents per share)	**246.7**	246.8

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 7).

Dividends on ordinary shares are fully franked at a tax rate of 30%.

	Consolidated	
	December 2007 $m	June 2007 $m

4. Issued capital

	December 2007 $m	June 2007 $m
Ordinary shares	**3,199.0**	3,199.0
Treasury shares	**(6.6)**	(6.7)
	3,192.4	3,192.3

	Number of shares	$m
Ordinary shares		
Ordinary share capital at 1 January 2007	524,927,016	3,199.1
Transfer from employee equity benefit reserve [(a)]	-	(0.1)
Ordinary share capital at 30 June 2007	524,927,016	3,199.0
Transfer from employee equity benefit reserve [(a)]	-	0.4
Net outlay to purchase shares [(b)]	-	(0.4)
Ordinary share capital at 31 December 2007	**524,927,016**	**3,199.0**

(a) Transfer on vesting of Performance Options and Share Rights.

(b) Net outlay for the purchase of Company shares for Performance Options and Share Rights exercised by certain executives in lieu of issuing new share capital.

	$m
Treasury shares	
Treasury shares at 1 January 2007	(15.8)
Share based payments expense	0.5
Repayments	8.6
Treasury shares at 30 June 2007	(6.7)
Restricted shares issued	(1.4)
Share based payments expense	0.8
Repayments	0.7
Treasury shares at 31 December 2007	**(6.6)**

5. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has three main business segments:

Casinos	Casino operations including hotels, apartment complex, theatres, restaurants and bars.
Wagering	Comprises: - Totalisator and fixed odds betting activities; and - National and international broadcasting of racing and sporting events.
Gaming	Gaming machine and Keno operations in licensed clubs and hotels.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. Operations outside of Australia were not material in the reporting periods.

Unallocated includes residual international technology and product sales.

Inter segment pricing is determined on commercial terms and conditions.

	Casinos $m	Wagering $m	Gaming $m	Unallocated $m	Elimination $m	Consolidated $m
2007 - Consolidated						
Total operating revenues - external	686.2	732.8	584.4	0.1	-	2,003.5
Other revenues - external	2.8	5.2	10.4	4.3	-	22.7
Intersegment revenue	2.7	-	-	-	(2.7)	-
Revenues	691.7	738.0	594.8	4.4	(2.7)	2,026.2
Segment Result	**206.5**	**130.8**	**138.7**			**476.0**
Unallocated items:						
- interest revenue						4.3
- operating revenues						0.1
- other income and expenses						1.9
- finance costs						(86.4)
Profit before income tax						395.9
Income tax expense						(122.9)
Profit for the period						**273.0**
2006 - Consolidated						
Total operating revenues - external	641.9	775.3	549.9	1.2	-	1,968.3
Other revenues - external	2.0	6.3	10.5	4.1	-	22.9
Intersegment revenue	2.3	-	-	-	(2.3)	-
Revenues	646.2	781.6	560.4	5.3	(2.3)	1,991.2
Segment Result	156.0	121.5	126.5			404.0
Unallocated items:						
- interest revenue						4.1
- operating revenues						1.2
- other income and expenses						(4.7)
- finance costs						(84.7)
Profit before income tax						319.9
Income tax expense						(96.1)
Profit for the period						223.8

6. Contingent liabilities and contingent assets

Since the last annual reporting date, the material changes in contingent liabilities and contingent assets are as follows:

(a) Legal challenges

Tabcorp Holdings Limited, Tabcorp Manager Pty Ltd, Sky Channel Pty Ltd and Sky Channel Marketing Pty Ltd were defendants to a Victorian Federal Court proceeding issued in June 2005 by ThoroughVision Pty Ltd, alleging various breaches of the Trade Practices Act arising out of various thoroughbred vision broadcasting rights and related issues. In September 2007 these proceedings were formally discontinued.

(b) Star City arrangements

On 30 October 2007, Tabcorp entered into an in-principle agreement with the New South Wales Government to review Star City's regulatory regime, provide for greater flexibility in the delivery of product and provide Star City with exclusivity for a further 12 years. Under the agreement, Star City will move to a new indexed tax regime to be phased in over five years from 1 July 2008, and pay the New South Wales Government $100.0 million in two equal tranches (expected in 2007/08 and in 2008/09). An intangible asset and a liability will be recognised upon the formal agreement taking effect.

7. Subsequent events

Dividend

Since 31 December 2007, the directors have declared a dividend of 47 cents per ordinary share. The total amount of the dividend is $246.7 million. This has not been provided for in the 31 December 2007 financial statements (refer to note 3).

In the opinion of the directors of Tabcorp Holdings Limited:

(a) the financial statements and notes are in accordance with the Corporations Act 2001 including:

 (i) giving a true and fair view of the Group's financial position as at 31 December 2007 and of its performance for the half year ended on that date; and

 (ii) complying with Accounting Standard AASB 134 'Interim Financial Reporting' and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors.

John Story
Chairman

Melbourne
21 February 2008

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Tabcorp Holdings Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half year financial report of Tabcorp Holdings Limited, which comprises the condensed balance sheet as at 31 December 2007, and the condensed income statement, condensed statement of recognised income and expense and condensed cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at 31 December 2007 or from time to time during the half year.

Directors' Responsibility for the Half Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* . As the auditor of Tabcorp Holdings Limited and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Ernst & Young

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Tabcorp Holdings Limited is not in accordance with:

a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Tim Wallace
Partner
Melbourne
21 February 2008

Glossary of terms

ADR	American Depositary Receipt - The Company's shares are traded in sponsored ADR form in the United States of America (One ADR represents ten ordinary shares)
AIFRS	Australian equivalents to International Financial Reporting Standards
ASX	Australian Securities Exchange - The Company's shares are traded on the ASX under the symbol TAH
Board	The Board of Directors of Tabcorp Holdings Limited
Chairman	The Chairman of the Board of Directors of Tabcorp Holdings Limited, Mr John Story
Company	Tabcorp Holdings Limited
Director	A person appointed to the Board of Directors of Tabcorp Holdings Limited
EBIT	Earnings before finance cost and income tax expense
EGM	Electronic gaming machine
Financial year	12 months ending 30 June
Jupiters	The company Jupiters Limited, which merged with the Tabcorp Group on 13 November 2003
Tab	The company Tab Limited, which was acquired by the Tabcorp Group in 2004
Tabcorp Group	Tabcorp Holdings Limited and its controlled entities

File No. 82-3841

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 February 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HALF YEAR RESULTS PRESENTATION

Attached is the presentation regarding Tabcorp's half year results ended 31 December 2007 to be presented by Elmer Funke Kupper, Managing Director and Chief Executive Officer.

This presentation will be webcast on Tabcorp's website at **www.tabcorp.com.au** from 12.30pm (Melbourne time) today.

The information contained in this announcement should be read in conjunction with today's announcement of Tabcorp's half year results and Tabcorp's most recent annual financial report.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

2007/08 Half Year Results Presentation

Thursday 21 February 2008

Tabcorp
the bigger better game

Overview

- Operational improvements tracking to plan; first half results impacted by Equine Influenza
  - Normalised Net Profit After Tax down 3.1%
  - Reported Net Profit After Tax up 22.0%
  - Clean result
- Mixed revenue performance
  - Casinos: Mixed - Queensland recovery offset by smoking impacts at Star City and IRB
  - Wagering: Impacted by Equine Influenza - mitigation strategies were successful
  - Gaming: Strong revenue growth and continued market share gains; higher EGM levy
- Positive expense and operational performance
  - Good cost control with reported expenses down; underlying expenses within CPI
  - Operational performance steadily improving, particularly in Wagering
  - Active balance sheet management; well positioned to support growth investments
- Group priorities unchanged
  - Drive domestic operational performance next 12 months
  - Transform Star City following successful negotiations
  - Renew Victorian licences - process expected to start in 2008

Focus ar...

Priorities	Progress
▪ Exit China Keno business	▪ Completed
▪ Fix customer and technology issues in Wagering	▪ Significant improvement ▪ Strong Spring Carnival performance
▪ Deliver on expense programs	▪ Solid first half expense performance ▪ Full year expenses to be contained within inflation
▪ Drive organic growth and market share	▪ Casinos: Qld recovery from smoking bans; Star City impacted by smoking bans and IRB competition ▪ Wagering: Racing impacted by EI, strong sportsbetting performance, competition increasing ▪ Gaming: Continued growth in revenue and market share
▪ Invest in our core franchise, particularly in NSW	▪ Casinos: Star City negotiations completed successfully ▪ Wagering: Investments in distribution continuing ▪ Gaming: Keno expansion into hotels commences 2H08

Group results

2008

- **Normalised and pre non-recurring items**[1]
  - Operating revenue down 0.3% to $1,985.1m
  - NPAT down 3.1% to $261.9m
  - EPS down 3.1% to 49.9 cents

- **Reported**
  - Operating revenue up 1.8% to $2,003.5m
  - NPAT up 22.0% to $273.4m
  - EPS up 22.0% to 52.1 cents

- **Dividend / Balance sheet**
  - Dividend maintained at 47 cents
  - Gross debt / Normalised EBITDA stable at 2.2 times
  - Bank debt refinanced in 1H08; minimal maturities through to 2010

- **Normalised ROE**
  - 15.2%, down 0.6%

1) *All numbers in this report are presented on the following basis unless otherwise indicated:*
- Normalised to exclude the impact of above/below theoretical win rates in the IRB in the Casinos division
- Excluding non-recurring items

Group results

$m	Actual 1H08	Change on pcp	Normalised 1H08	Change on pcp
Operating revenue	2,003.5	1.8%	1,985.1	(0.3%)
Net operating expenses	(504.7)	(0.7%)	(504.7)	(0.7%)
EBITDA	551.6	6.5%	535.0	(0.6%)
EBIT	478.0	7.2%	461.5	(1.0%)
NPAT	273.4	6.7%	261.9	(3.1%)
Non-recurring items	-	(100.0%)		
Reported NPAT	273.4	22.0%		

Key drivers of result


466.1
3.7
(12.7)
4.5
3.4
(3.5)
461.5
1H07 EBIT
Casinos Revenue
Wagering Revenue
Gaming Revenue
Net Operating Expenses
Other 1
1H08 EBIT

External factors impacting performance:		EBIT $m
Casinos:	NSW smoking bans - EGMs	8
Wagering:	EI impact	16
Gaming:	EGM levy increase	7
Total		31

1) *Other includes: Depreciation & amortisation and variable contribution of exited International businesses*

Divisional results

$m	Casinos Normalised	%	Wagering	%	Gaming	%
Operating revenue	670.5	0.6%	732.8	(5.6%)	584.4	6.3%
Net operating expenses	(325.4)	1.4%	(146.1)	(0.8%)	(36.2)	0.4%
EBITDA	224.6	(0.3%)	156.3	(6.9%)	152.0	2.9%
Depreciation & amortisation	(34.6)	(4.0%)	(25.5)	5.2%	(13.2)	18.9%
EBIT	190.0	0.4%	130.8	(8.9%)	138.7	1.6%
EBIT/Revenue (%)	*28.2*	*(0.1)*	*17.7*	*(0.7)*	*23.3*	*(1.0)*
Capex	31.4		14.8		23.1	

Casinos: KPIs

	NSW		Qld		Total	
Operating Revenue	**1H08**	**%**	**1H08**	**%**	**1H08**	**%**
EGMs	96.5	(9.7%)	145.9	7.3%	242.4	(0.1%)
Main Gaming Floor	130.4	(1.0%)	61.9	6.9%	192.3	1.4%
Private Gaming Rooms	64.0	13.3%	29.2	(2.1%)	93.2	7.9%
Non-gaming	50.1	2.0%	71.9	3.2%	122.1	2.7%
Domestic	**341.0**	**(0.9%)**	**308.9**	**5.3%**	**650.0**	**1.9%**
IRB (Normalised, net)	16.5	(33.2%)	4.0	(6.1%)	20.5	(29.2%)
Total (Normalised)	**357.5**	**(3.1%)**	**312.9**	**5.1%**	**670.5**	**0.6%**
Total (Actual)	**373.5**	**5.9%**	**315.3**	**8.2%**	**688.9**	**7.0%**

- Queensland: Positive recovery
  - EGMs up 7.3% - recovery from smoking bans; some market share pressure
  - MGF up 6.9%
  - PGR down 2.1% - investment required
- NSW: Impacted by smoking bans
  - EGMs down 9.7% - smoking bans; holding market share
  - MGF down 1.0% - some smoking ban impact
  - PGR up 13.3% - domestic growth; favourable win rates
- IRB: Impact of competition
  - Market share in turnover down to 21%
  - Turnover driven by absence of key players; volume excluding key players well up
  - Win rate $18.4m above theoretical

Casinos: Smoking ban impacts

Monthly EGM revenue growth vs pcp



20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
First 12 months smoke-free
Conrad Treasury
Star City

Queensland experience

- 12 month recovery period
- EGMs 1H08 revenue up 7.3%
- Stronger performance at Gold Coast following full refurbishment of gaming floor

NSW experience

- NSW is tracking the Qld experience in EGMs
- EGMs 1H08 revenue down 9.7%
- Holding market share
- Recovery expected from FY09

Continued focus on NSW smoking solutions

- High end well covered with new Endeavour and Platinum Rooms
- MGF solution needs further improvement as part of Star City redevelopment

Casinos: Star City investment

- In principle agreement creates platform for growth
  - Extension of exclusivity rights for 12 years
  - Table games expansion
  - Higher bet limits and removal of restrictions on the domestic high roller market

- Opportunity for more substantial investment
  - New 275 - 300 room hotel
  - Main Gaming Floor expansion and redevelopment
  - Reorientation of Casino towards harbour
  - Upgrade and expansion of restaurants and bars

- Planning in progress
  - Plans finalised in 2H08
  - Expect to break ground late 2008 pending approvals
  - Development team in place; led by Xavier Walsh – experienced Casinos executive

- Early investment to capture benefit from tables expansion and to improve smoking solutions
  - Convert Main Gaming Floor restaurant to expand gaming and improve smoking solutions
  - Update existing restaurant to improve food and beverage offer

Wagering: KPIs

Turnover product ($m)	1H08	1H07	%
Racing Vic	1,891	1,965	(3.8%)
Racing NSW	2,166	2,419	(10.5%)
Sportsbetting	375	323	16.1%
Trackside	81	73	11.0%
Turnover distribution ($m)			
Retail Vic	1,407	1,502	(6.3%)
Retail NSW	1,732	1,933	(10.4%)
Internet	577	493	17.0%
Phone	500	539	(7.2%)
Oncourse	297	313	(5.1%)
Retail			
Self service turnover Vic	27.6%	20.2%	7.4%

Victoria includes Joint Venture partner's 25% interest

- EI impact on turnover of $327m
- Continued investment in product and distribution leadership
  - Increased product offering in NSW
  - Distribution upgrades NSW
  - 50 new venues in Vic from 2H08
- Significant operational improvements
  - Key technology and service issues largely resolved
  - Strong service performance during Spring Carnival
  - Call centre processes reengineered
- Sportsbetting 26% growth excluding Soccer World Cup
- Progressing industry reform
  - Bookmaker competition
  - NSW industry review underway

Wagering: Impact of Equine Influenza

- Racing turnover growth versus prior year

% growth vs pcp[1]	EI Period 25/8/07 - 30/11/07	Early Recovery 1/12/07 - 15/2/08
NSW	(16.9%)	(0.5%)
Vic	(6.8%)	1.2%
Total	**(12.2%)**	**0.2%**

- Good response from racing industry partners and Government with racing resuming earlier than expected from 1 December 2007

- EI impact on Wagering results
  - 1H08 estimated impact: Turnover $4,513m, down $327m, EBIT $16m
  - FY08 estimated impact: Turnover $400m, EBIT $20m

- Successful mitigation strategies underscore strength of racing partnerships
  - Substitution of local racing with overseas racing and greyhound content
    - 353 meetings were 'lost' due to EI; 207 meetings were replaced by content across all codes from Australia, New Zealand, Singapore, Hong Kong, South Africa and the UK
    - Races scheduled every 5 - 8 minutes
  - Funding support packages offered to racing industry and venue partners
  - Plans in place for 50 day Autumn Carnival in NSW

1) *Parimutuel racing turnover, Victoria includes Joint Venture partner's 25% interest*

Gaming: KPIs

Vic Gaming	1H08	1H07	%
Revenue ($m)	522.1	494.7	5.5%
Venues (period end)	266	266	0.0%
EGMs (average)	13,579	13,608	(0.2%)
Jackpots EGMs (average)	68.4%	68.3%	0.1%
NMR/EGM/Day ($)	279	263	5.8%
Market Share (average)	51.5%	50.9%	0.6%
Keno			
Revenue ($m)	59.6	54.9	8.5%
Venues (Qld & NSW)	2,187	2,188	(0.0%)
Game plays (m)	44.2	43.9	0.6%
Averge ticket size ($)	8.25	8.02	2.9%

Gaming

- Successful transition to smoke-free environment
- Continued growth in market share
- Continued focus on distribution and customer loyalty
- Named global leader in responsible gambling by Dow Jones

Keno

- NSW smoking bans impacting 20% of revenues; Qld in recovery
- Expansion into NSW hotels approved; rollout to commence 2H08
- Two “Spot 10” jackpots during the period (1H07: four)

Gaming: Market share



Vic Gaming Revenue Market Share
June 2003 to Dec 2007
TABCORP
TATTS
Market Share %
52.0%
51.0%
50.0%
49.0%
48.0%
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

Share per half:	48.7%	49.6%	50.0%	50.6%	50.5%	50.1%	50.9%	51.0%	51.5%

Group: Improved expense control

Expense growth %



11.3%
6.9%
(0.7%)
1H07
2H07
1H08

Management action

- Underlying expense growth contained within CPI
  - Reported performance includes benefit from International exit[1] and absence of one-offs
  - Clean result, no non-recurring items
- Expense programs completed:
  - Call Centre productivity - average cost/call reduced 36%
  - Overhead reduction in divisions and Head Office
- Management actions underway:
  - IT Optimisation and outsourcing
  - Procurement program
  - Property consolidation
  - Shared Services process re-engineering

1) *International operating expenses: 1H08 $2.1m credit, 1H07 $(3.5m) expense*

Group: Capital investments and funding

Capital programs

- 1H08 capex

	$m
▪ Casinos	31.4
▪ Wagering	14.8
▪ Gaming	23.1
▪ Corporate & Other	1.6
	70.9

- Normal replacement capex $175-200m pa
- Catch-up for previous under investment
  - Casino hotels
  - Wagering retail network
  - IT Optimisation
- Star City redevelopment being scoped – capex mostly in FY09/FY10

Group funding



Debt structure and maturity profile ($m)
600
500
400
300
200
100
-
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Bank Debt
Medium Term Notes
US Private Placement

- Refinanced bank debt in 1H08; increased average maturity to 5.2 years
- $180m of debt maturities in the period to March 2010; 6% of total facilities
- 50% of funding from longer term bond markets
- Continuing to explore opportunities to position balance sheet ahead of licence renewal

Outlook

- Tabcorp performance
  - Operational performance improvement programs on plan
  - EI impact largely contained in first half
  - No additional impact from external factors beyond 2008 (EI, smoking bans, increased levies); recovery 2009

- Economy - watch on consumer confidence
  - International economic environment slowing
  - Limited impact on domestic growth to date
  - Further interest rate rises, petrol price rises and equity market volatility may impact discretionary spending

- Regulatory agenda
  - NSW racing industry reform and impact of Corporate Bookmakers
  - Continued focus on responsible gambling and new government initiatives
  - Vic Wagering and Gaming licence renewal - announcement on process expected 2008

Summary

- Operational improvements tracking to plan; first half results impacted by Equine Influenza
  - Normalised Net Profit After Tax down 3.1%
  - Reported Net Profit After Tax up 22.0%
  - Clean result

- Mixed revenue performance
  - Casinos: Mixed - Queensland recovery offset by smoking impacts at Star City and IRB
  - Wagering: Impacted by Equine Influenza - mitigation strategies were successful
  - Gaming: Strong revenue growth and continued market share gains; higher EGM levy

- Positive expense and operational performance
  - Good cost control with reported expenses down; underlying expenses within CPI
  - Operational performance steadily improving, particularly in Wagering
  - Active balance sheet management; well positioned to support growth investments

- Group priorities unchanged
  - Drive domestic operational performance next 12 months
  - Transform Star City following successful negotiations
  - Renew Victorian licences - process expected to start in 2008

Appendices

1. Group results
2. Earnings per share and Dividends per share
3. Casinos: Financial data
4. Casinos: Revenue by state and product
5. Wagering: Financial data
6. Wagering: Revenue by state and product
7. Gaming: Financial data
8. Balance sheet
9. Tabcorp Group: Debt key features
10. Cashflow

1. Group results

$m	Actual 1H08	Change on pcp	Normalised 1H08	Change on pcp
Total operating revenues	2,003.5	1.8%	1,985.1	(0.3%)
Other revenue[1]	18.5	(7.9%)	18.5	(7.9%)
Revenue	**2,021.9**	**1.6%**	**2,003.5**	**(0.4%)**
Government taxes & levies	(545.4)	1.7%	(543.6)	1.0%
Operating commissions	(230.5)	1.6%	(230.5)	1.6%
Racing industry fees	(189.8)	(5.2%)	(189.8)	(5.2%)
Net operating expenses	(504.7)	(0.7%)	(504.7)	(0.7%)
Depreciation & amortisation	(73.5)	2.0%	(73.5)	2.0%
EBIT	**478.0**	**7.2%**	**461.5**	**(1.0%)**
Net interest expense	(82.1)	2.2%	(82.1)	2.2%
Income tax expense	(122.9)	12.0%	(117.9)	1.9%
Outside equity interest	0.4	57.4%	0.4	57.4%
NPAT before non-recurring items	**273.4**	**6.7%**	**261.9**	**(3.1%)**
Non-recurring items net of tax	-	(100.0%)	-	(100.0%)
NPAT	**273.4**	**22.0%**	**261.9**	**9.9%**
EBIT/Revenue (%)	*23.6*	*1.2*	*23.0*	*(0.1)*
Net interest cover (x)	*5.8*	*0.3*	*5.6*	*(0.2)*

1) Excludes interest income

2. Earnings per share and Dividends per share

Normalised earnings per share


50.7
53.5
53.5
51.5
49.9
1H04
1H05
1H06
1H07
1H08

Dividends per share


35
40
44
47
47
1H04
1H05
1H06
1H07
1H08
Payout Ratio:
69%
75%
82%
91%
94%

3. Casinos: Financial data

$m	Actual 1H08	Actual 1H07	Change on pcp	Normalised 1H08	Normalised 1H07	Change on pcp
Revenue	691.7	646.9	6.9%	673.3	669.3	0.6%
Taxes, levies, commissions and fees	(125.2)	(120.7)	3.7%	(123.3)	(123.0)	0.2%
Net operating expenses	(325.4)	(320.9)	1.4%	(325.4)	(320.9)	1.4%
Depreciation & amortisation	(34.6)	(36.1)	(4.0%)	(34.6)	(36.1)	(4.0%)
EBIT	**206.5**	**169.2**	**22.1%**	**190.0**	**189.3**	**0.4%**
EBIT/Revenue (%)	*29.9*	*26.2*	*3.7*	*28.2*	*28.3*	*(0.1)*

4. Casinos: Revenue by state and product

$m	NSW 1H08	Change on pcp	Qld 1H08	Change on pcp	Total 1H08	Change on pcp
EGMs	96.5	(9.7%)	145.9	7.3%	242.4	(0.1%)
Main Gaming Floor	130.4	(1.0%)	61.9	6.9%	192.3	1.4%
Private Gaming Rooms	64.0	13.3%	29.2	(2.1%)	93.2	7.9%
Non-gaming	50.1	2.0%	71.9	3.2%	122.1	2.7%
Domestic	**341.0**	**(0.9%)**	**308.9**	**5.3%**	**650.0**	**1.9%**
IRB (Normalised, net)	16.5	(33.2%)	4.0	(6.1%)	20.5	(29.2%)
Operating Revenue (Normalised)	**357.5**	**(3.1%)**	**312.9**	**5.1%**	**670.5**	**0.6%**
Operating Revenue (Actual)	*373.5*	*5.9%*	*315.3*	*8.2%*	*688.9*	*7.0%*
Other revenue	-	-	-	-	2.8	(0.0%)
Revenue (Normalised)	**357.5**	**(3.1%)**	**312.9**	**5.1%**	**673.3**	**0.6%**
Revenue (Actual)	*373.5*	*5.9%*	*315.3*	*8.2%*	*691.7*	*6.9%*

5. Wagering: Financial data

$m	1H08	1H07	Change on pcp
Operating revenues			
Wagering - Victoria[1]	280.7	282.0	(0.5%)
Wagering - NSW[1]	400.9	450.7	(11.0%)
Media	50.3	43.0	16.9%
Trackside International	0.9	0.8	6.0%
Total operating revenues	**732.8**	**776.5**	**(5.6%)**
Other revenue	5.2	6.3	(17.2%)
Revenue	**738.0**	**782.8**	**(5.7%)**
Taxes, levies, commissions and fees	(435.6)	(467.7)	(6.9%)
Net operating expenses	(146.1)	(147.2)	(0.8%)
Depreciation & amortisation	(25.5)	(24.2)	5.2%
EBIT	**130.8**	**143.6**	**(8.9%)**
EBIT/Revenue (%)	*17.7*	*18.4*	*(0.7)*

1) *Victorian revenue and expenses are net of 25% allocation to JV partner*
NSW represents 100% of revenue and expenses with an incentive fee equivalent to 25% of profits included in 'Taxes, levies, commissions and fees'

6. Wagering: Revenue by state and product

$m	NSW[1] 1H08	Change on pcp	Vic[1] 1H08	Change on pcp	Total 1H08	Change on pcp
Operating revenues						
Thoroughbred	243.1	(15.8%)	164.5	(8.0%)	407.6	(12.8%)
Harness	40.6	(23.8%)	32.4	(12.6%)	73.0	(19.2%)
Greyhound	79.7	14.7%	49.5	20.8%	129.2	17.0%
Total racing	363.4	(11.7%)	246.4	(4.1%)	609.8	(8.8%)
Sportsbetting	30.0	5.2%	15.1	34.5%	45.1	13.4%
Trackside[2]	-	-	11.1	11.8%	12.0	11.0%
Media	-	-	-	0.0%	50.3	16.9%
Other	7.5	(29.7%)	8.1	>100%	15.6	6.2%
Total operating revenues	**400.9**	**(11.0%)**	**280.7**	**(0.5%)**	**732.8**	**(5.6%)**
Other revenue	-	-	-	-	5.2	(17.2%)
Revenue	**400.9**	**(11.0%)**	**280.7**	**(0.5%)**	**738.0**	**(5.7%)**

1) *Victorian revenue is net of 25% allocation to JV partner, NSW represents 100% of revenue*
2) *Trackside revenue of $12.0m includes $0.9m of Trackside International product sales*

7. Gaming: Financial data

$m	1H08	1H07	Change on pcp
Operating revenues			
Victorian network - Hotel	337.6	320.9	5.2%
- Clubs	184.5	173.8	6.2%
Total Victorian gaming	522.1	494.7	5.5%
Keno	59.6	54.9	8.5%
Other	2.7	0.3	>100%
Total operating revenues	**584.4**	**549.9**	**6.3%**
Other revenue	10.4	10.9	(4.5%)
Revenue	**594.8**	**560.8**	**6.1%**
Taxes, levies, commissions and fees	(406.5)	(377.0)	7.8%
Net operating expenses	(36.2)	(36.1)	0.4%
Depreciation & amortisation	(13.2)	(11.1)	18.9%
EBIT	**138.7**	**136.5**	**1.6%**
EBIT/Revenue (%)	*23.3*	*24.3*	*(1.0)*

8. Balance sheet

$m	As at 31 Dec 07	As at 30 Jun 07	Change on pcp
Total current assets	317.8	282.7	12.4%
Licences	1,216.2	1,220.8	(0.4%)
Other intangible assets	3,675.4	3,680.7	(0.1%)
Property, plant and equipment	1,464.4	1,461.8	0.2%
Other non current assets	102.4	80.5	27.2%
Total assets	**6,776.2**	**6,726.5**	**0.7%**
Total liabilities	3,322.3	3,342.3	(0.6%)
Shareholders' funds	**3,453.9**	**3,384.2**	**2.1%**
Net debt	2,109.8	2,133.4	(1.1%)
Shares on issue (millions)	524.9	524.9	-

Ratios	1H08	1H07	%
Gross debt / Normalised EBITDA (x)	2.2	2.2	-
Net debt / Equity (%)	61.1	64.2	(3.1)
ROE (%)	15.9	15.0	0.9
Normalised ROE (%)	15.2	15.8	(0.6)

9. Tabcorp Group: Debt key features

Debt structure and maturity profile ($m)


600
500
400
300
200
100
-
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Bank Debt
Medium Term Notes
US Private Placement

- Average debt maturity is 5.2 years at 31 December 2007
- Average interest rate on gross debt, including interest rate swaps, is currently 7.1%

Fixed rate swaps and fixed interest medium term notes ($m)


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
Dec 07
Jun 08
Jun 09
Jun 10
Jun 11
Jun 12
Amounts at period end

- 74% gross debt is at fixed interest rates at 31 December 2007
- Average cost of fixed rate swaps and fixed interest medium term notes is 5.8% excluding the borrowing margin on medium term notes

10. Cashflow

$m	Actual 1H08	Actual 1H07	Change on pcp
Net operating flows	470.2	501.5	(6.2%)
Net interest payments	(79.2)	(78.6)	0.8%
Income tax paid	(73.4)	(117.6)	(37.6%)
Payments for PP&E	(76.8)	(85.7)	(10.4%)
Net operating cash flows	**240.8**	**219.6**	**9.7%**
Proceeds from sale of assets/business	15.0	0.7	>100%
Dividends paid	(246.7)	(236.2)	4.4%
Others	(1.1)	5.2	(>100%)
Net debt at beginning of period	**2,133.4**	**2,213.0**	**(3.6%)**
Non cash movements[1]	15.6	46.2	(66.2%)
Net debt at end of period	**2,109.8**	**2,177.5**	**(3.1%)**
Operating cash flow per share (cents)	*45.9*	*41.8*	*9.7%*

1) *Primarily represents reduction in US private placement borrowings due to increase in AUD/USD exchange rate, which is offset by equivalent movements in derivative financial instruments. At period end derivative financial instruments includes a credit balance of approximately $127m (31 Dec 2006: $55m) for the cross currency swaps on the US private placement borrowings.*

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